UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Section 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of November 2015

Commission File Number:  001-37569

STRONGBRIDGE BIOPHARMA plc

(Exact name of Registrant as specified in its charter)

900 Northbrook Drive

Suite 200

Trevose, PA 19053

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Strongbridge Biopharma plc (the “Registrant”) will be presenting at the Stifel 2015 Healthcare Conference to be held November 17 — 18, 2015 in New York City.  Matthew Pauls, the Registrant’s President and Chief Executive Officer, is scheduled to present on Wednesday, November 18, 2015 at 4:30 p.m. EST.  The presentation will be webcast live and made available on the “Events & Presentations” page in the Investor section of the Registrant’s website at www.strongbridgebio.com.  The presentation materials will also be accessible on the Registrant’s website.

The information contained on the Registrant’s website shall not be deemed incorporated by reference into any of the Registrant’s registration statements or other filings with the Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Dated: November 17, 2015	STRONGBRIDGE BIOPHARMA PLC

	By:	/s/ Stephen Long
Stephen Long
Chief Legal Officer